Exhibit 4.8

The following information is being provided to supplement the information contained in Goldcorp Inc.’s Offer to Purchase and Circular originally mailed to shareholders of Exeter Resource Corporation on April 20, 2017.

Summary Financial Information

The following table sets forth summary historical consolidated financial data for Goldcorp as of and for each of the fiscal years ended December 31, 2016 and 2015, which has been excerpted or derived from the audited Consolidated Financial Statements of Goldcorp for the year ended December 31, 2016 and as of and for the quarterly periods ended March 31, 2017 and 2016, which has been excerpted or derived from the unaudited Condensed Interim Financial Statements of Goldcorp for the three months ended March 31, 2017 and 2016. This data should be read in conjunction with the complete consolidated financial statements and condensed interim financial statements, including the notes thereto and management’s discussion and analysis of financial condition and results of operations for the same periods and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein which have been incorporated by reference into this Circular in Section 8 under the heading “Certain Information Concerning the Offeror and the Goldcorp Shares – Documents of Goldcorp Incorporated by Reference.”

Goldcorp Inc.

Summarized Financial Information

(information in millions, other than per share data)

	Year Ended		Three Months Ended
	December 31,		March 31,
	2016	2015	2017	2016
Consolidated Balance Sheet Data (end of period)
Current assets	$1,568	$1,331	$1,722	$1,520
Non-Current assets	19,929	20,097	19,861	19,986
Current liabilities	777	1,049	1,318	875
Non-Current liabilities	7,305	7,531	6,674	7,716
Non-Controlling Interests	—	—
Book value per common share	$15.93	$15.54	$15.91	$15.54
Consolidated Statement of Operating Data
Revenues	$3,510	$4,375	$882	$944
Gross profit	420	302	116	145
Earnings from continuing operations	222	(4,688)	122	40
Net earnings from continuing operations	162	(4,203)	170	80
Net earnings	162	(4,157)	170	80
Net Income per share from continuing operations
Basic	0.19	(5.08)	0.20	0.10
Diluted	0.19	(5.08)	0.20	0.10
Net Income per common share
Basic	0.19	(5.03)	0.20	0.10
Diluted	0.19	(5.03)	0.20	0.10
Ratio of earnings to fixed charges	$1.25	$(22.15)	$2.40	$1.05

Share Information
Basic	842	827	854	831
Diluted	845	827	857	835